June 6, 2017

Jason Fox

Office of Disclosure and Review

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Mutual Fund & Variable Insurance Trust - File Nos. 033-11905 and 811-05010

Dear Mr. Fox:

On May 8, 2017, you provided oral comments with respect to the Annual Report to Shareholders, for the period ended December 31, 2016 (the "Annual Report") for the Rational Dividend Capture Fund, (“Dividend Capture Fund”), Rational Risk Managed Emerging Markets Fund, (“Emerging Markets Fund”), Rational Real Strategies Fund, (“Real Strategies Fund”), Rational Defensive Growth Fund, (“Defensive Growth Fund”), Rational Strategic Allocation Fund, (“Strategic Allocation Fund”), and Rational Dynamic Momentum Fund, (“Dynamic Momentum Fund”) (the "Funds"), a series of Mutual Fund and Variable Insurance Trust (the "Registrant"). Please find below the Registrant's responses to those comments, which the Registrant has authorized Thompson Hine LLP to make on its behalf.

Annual Report

1.        Comment. The Real Strategies Fund held 22% in illiquid securities. Note 12 discusses the cause of this illiquidity. However, the amount of illiquid securities held by the Fund appears to have been high at the end of 2015 as well, so please explain why it wasn’t it noted in that report as well. Please confirm that the Registrant has adequate controls in place for the Fund to comply with its investment strategy. Please also confirm that all the DSTs have now been sold.

Response. The Registrant believes it has adequate controls in place for the Fund to comply with its investment strategy. The Registrant confirms that all the DSTs have now been sold. The 2015 annual report was audited by the Registrant’s prior auditor. The Registrant’s current board (who began serving after the period covered by the 2015 annual report) determined to take steps to improve the Fund’s liquidity and, along with the current auditors, determined to add the additional disclosure regarding the Fund’s liquidity.

June 6, 2017

2.        Comment. Please confirm whether the Funds had any 17a-7 transactions for the period.

Response. The Registrant so confirms.

3.       Comment. A capital contribution was made to the Real Strategies Fund in 2015. Please provide an explanation for the capital contribution and add an explanation for capital contributions to the notes going forward.

Response. The capital contribution was a reimbursement by the adviser for a pricing error that had occurred during the year. The Registrant will include an explanation in the notes for any future capital contributions.

4.        Comment. With respect to the recapture provision of the expense limitation agreement, the disclosure in the footnote to the fee table in the May 1, 2016 prospectus and in the Notes to the financial statements differ. Please confirm that the recapture period runs for 3 years from the date of the waiver or reimbursement, not 3 fiscal years.

Response. The Registrant so confirms.

5.       Comment. Please explain why there is a negative amount for interest income shown in the Statement of Operations for the Emerging Markets Fund.

Response. There was an interest expense for the Emerging Markets Fund during the period. Going forward, the Registrant will categorize negative interest income as an interest expense.

6.        Comment. For Real Strategies Fund, in the level 3 inputs disclosure, please disclose a range of the discount rates used and the weighted average for the inputs used under the discounted cash flow model.

Response. The Real Strategies Fund no longer owns the DSTs that used the discounted cash flow model. However, the Fund will add the disclosure requested if it holds any securities using this model in the future.

7.       Comment. Please add disclosure that the Strategic Allocation Fund is a fund of funds in the notes.

Response. The Registrant will add the disclosure requested going forward.

June 6, 2017

If you have any questions or additional comments, please call Tanya Goins at (404) 541-2954 or JoAnn Strasser at (614) 469-3265.

Sincerely,

/s/Tanya L. Goins